

November 3, 2014

Via E-mail
Thomas P. Soloway
Senior Vice President, Chief Financial Officer
Ascendis Pharma, Inc.
530 Lytton Avenue, 2<sup>nd</sup> Floor
Palo Alto 94301, California

> **Re:    Ascendis Pharma A/S**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted October 20, 2014**
> **CIK No. 0001612042**

Dear Mr. Soloway:

We have reviewed amendment no. 2 to your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Costs, page 83

1. Please refer to your response to comment one.  Please expand your revised disclosures to include the statement from comment 14 in your response dated September 9, 2014 that external costs are tracked on a product-by-product basis only once a product has reached a more advanced stage of development.

Comparison of the six months ended June 30, 2014 and 2013 (unaudited)
Research and Development Costs, page 86

2. Please revise your disclosure to indicate the nature of the general costs allocated to research and development that increased by €0.3 million in 2014.  Separately demonstrate

Thomas P. Soloway
Ascendis Pharma A/S
November 3, 2014
Page 2

to us how these costs are not selling, administrative or other general overhead expenditures prohibited from inclusion as research and development expenditures under paragraphs 127 and 67a of IAS 38.

<u>Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2012 and 2013, page F-13</u>

3. If the conversion of your outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), please present pro forma earnings per share on the face of the income statement for latest year and interim period.  Please include footnote disclosure to explain the pro forma information.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc:     <u>Via E-mail</u>
        Alan C. Mendelson, Esq.
        Latham & Watkins LLP